                                             This communication is filed by King
                        Pharmaceuticals, Inc. in connection with its offering of shares of its common stock to the shareholders of Medco Research, Inc. pursuant to a registration statement on form S-4 (File no. 333-92575).



                  Medco Research/King Pharmaceuticals Merger

         Investors are urged to read the proxy statement/prospectus included in the registration statement on form S-4 (File no. 333-92575) filed with the Securities and Exchange Commission by King Pharmaceuticals, Inc., including the documents incorporated by reference therein, because these documents contain important information. These documents are available free of charge at the SEC's Internet site at http://www.sec.gov. These documents (excluding exhibits other than those specifically incorporated by reference into the proxy statement/prospectus) are also available free of charge upon request directed to King at 501 Fifth Street, Bristol, TN 37620 or Medco at 7001 Weston Parkway, Cary, NC 27513, as applicable.

         Statements contained in this presentation which are not historical facts are or may constitute forward looking statements under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although King believes the expectations reflected in such forward looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. Forward-looking statements involve known and unknown risks that could cause King's actual results to differ materially from expected results. Factors that could cause actual results to differ materially include, among others, assimilation and other risks related to mergers; the high cost and uncertainty of the research, clinical trials and other development activities involving pharmaceutical products; King's ability to fund its activities internally or through additional financing, if necessary; the unpredictability of the duration and results of the U.S. FDA's review of New Drug Applications and Investigational New Drug Applications and/or the review of other regulatory agencies worldwide; the possible impairment of, or inability to obtain, intellectual property rights and the cost of obtaining such rights from third parties; intense competition; the uncertainty of obtaining, and King's dependence on third parties to manufacture and sell its products; results of pending or future litigation and other risk factors detailed from time to time in King's SEC filings. King does not undertake to publicly update or revise any of its forward looking statements even if experience or future changes show that the indicated results or events will not be realized.

                              N E W S R E L E A S E


[KING PHARMACEUTICALS LOGO]
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE


                   KING PHARMACEUTICALS AFFIRMS EXISTING TERMS
                      OF PLANNED MERGER WITH MEDCO RESEARCH

BRISTOL, TENNESSEE, February 11, 2000 - King Pharmaceuticals, Inc. (NASDAQ:KING) announced today that it intends to continue to pursue completion of the proposed merger with Medco Research, Inc. (NYSE:MRE) in accordance with the current terms of the previously announced definitive agreement with Medco. As a result of an order issued by the Delaware Court of Chancery on February 9, 2000, related to a lawsuit by the State of Wisconsin Investment Board against Medco and its directors, the special meeting of Medco stockholders to consider and approve the proposed merger with King has been postponed until February 25, 2000, in order to give the Medco stockholders additional time to consider supplemental information distributed by Medco on January 31, 2000.

Under the terms of the merger agreement, Medco stockholders will be entitled to receive a certain number of shares of King common stock in exchange for shares of Medco common stock. The terms of the agreement fix the common stock exchange ratio at 0.6818 shares of King common stock for each share of Medco common stock, provided that the average closing price of King common stock during the twenty (20) consecutive trading days ending on the third day preceding Medco's shareholder meeting is between $33.00 and $49.87 per share. If the average closing price of King common stock is above $49.87 per share, King will deliver the number of shares of King common stock to provide a purchase price of $34.00 per share of Medco common stock. If the average closing price of King common stock is below $33.00 per share, King will deliver the number of shares of King common stock to provide a purchase price of $22.50 per share of Medco common stock. King may elect not to proceed with the transaction if the average closing price of King common stock falls below $30.00 per share.

As a result of the postponement of Medco's shareholder meeting at which the vote will take place on the proposed merger with King, the merger agreement provides that the relevant average closing price of King common stock for the purpose of determining the exchange ratio will be the average of the closing price of King common stock during the twenty (20) consecutive trading days commencing with and including January 25, 2000, and ending with and including February 22, 2000.

John M. Gregory, Chairman and Chief Executive Officer of King stated, "We continue to consider the planned merger with Medco a beneficial transaction for all parties. Moreover, King does not apologize for aggressively negotiating a highly positive and fair deal for our Company and its stockholders." Mr. Gregory added, "However, in response to certain perceived recent confusion, we reiterate our intent to pursue completion of the proposed merger pursuant to the


                                     (MORE)
current terms of the merger agreement, and we do not intend to revise the terms of the merger agreement in any manner, either before or subsequent to the Medco stockholder vote. Likewise, in the event the Medco stockholders vote not to approve the planned merger, we will respect such opinion and vote of the Medco stockholders and will no longer pursue any attempt to merge with or acquire Medco so as to focus our efforts on pursuing other potential opportunities." Mr. Gregory further explained, "In an age of pharmaceutical industry consolidation, we continue on almost a daily basis to evaluate numerous acquisition opportunities. In this environment, King continues to implement its primary growth strategy of acquiring strategic products and companies at attractive values beneficial to King and its stockholders."

King, headquartered in Bristol, Tennessee, is a vertically integrated pharmaceutical company that manufactures, markets, and sells primarily branded prescription pharmaceutical products. King seeks to capitalize on niche opportunities in the pharmaceutical industry created by cost containment initiatives and consolidation among large global pharmaceutical companies. King's strategy is to acquire branded pharmaceutical products and to increase their sales by focused promotion and marketing and through product life cycle management.

This release may contain forward-looking statements which reflect management's current views of future events and operations. These forward-looking statements involve certain significant risks and uncertainties, and actual results may differ materially from the forward-looking statements. Some important factors which may cause results to differ include: significant leverage and debt service requirements of King, dependence on King's ability to continue to acquire branded products, dependence on sales of King's products, management of King's growth and integration of its acquisitions. Other important factors that may cause actual results to differ materially from the forward-looking statements are discussed in various sections of King's Form 10-K for the year ended December 31, 1998, and discussed in King's Form 10-Q for the quarterly period ended September 30, 1999, which are on file with the Securities and Exchange Commission, King's Form S-4 as filed with the Securities and Exchange Commission on December 10, 1999, and King's Form S-3 as filed with the Securities and Exchange Commission on January 21, 2000. King does not undertake to publicly update or revise any of its forward-looking statements even if experience or future changes show that the indicated results or events will not be realized.

                                      # # #


     Contact: Kyle P. Macione, Executive Vice President, Investor Relations
                                  423-989-8077






                                EXECUTIVE OFFICES
        KING PHARMACEUTICALS - 501 FIFTH STREET, BRISTOL, TENNESSEE 37620